BofA Securities, Inc.

One Bryant Park

New York, New York 10036

October 24, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. David L. Orlic, Esq.

AllianzGI Artificial Intelligence & Technology Opportunities Fund

Registration Statement on Form N-2

File Nos. 333-231889; 811-23446

Dear Mr. Orlic,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned registration statement, hereby joins in the request of AllianzGI Artificial Intelligence & Technology Opportunities Fund that the effectiveness of the registration statement on Form N-2 relating to such securities be accelerated so that the registration statement will become effective by 10:00 a.m., Eastern Time, on October 28, 2019, or as soon thereafter as practicable.

[Signature page follows]

Sincerely,

BofA Securities, Inc.

As representative of the several underwriters

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

ALLIANZGI ARTIFICIAL INTELLIGENCE & TECHNOLOGY OPPORTUNITIES FUND

1633 Broadway

New York, NY 10019

October 24, 2019

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David L. Orlic, Esq.

Re:	AllianzGI Artificial Intelligence & Technology Opportunities Fund (the “Fund”)

Registration Statement on Form N-2 (File Nos. 811-23446 and 333-231889)

Dear Mr. Orlic:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 10:00 a.m. on Monday, October 28, 2019, or as soon thereafter as practicable.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

ALLIANZGI ARTIFICIAL INTELLIGENCE & TECHNOLOGY OPPORTUNITIES FUND

By:	/s/ Thomas J. Fuccillo
Name:	Thomas J. Fuccillo
Title:	President and Chief Executive Officer